Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces to the market today that it has signed with Banco Citibank S.A. and other corporations in its conglomerate, a Shares and Quotas Purchase Agreement for the acquisition of Banco Citicard S.A. (“Banco Citicard”) and Citifinancial Promotora de Negócios e Cobrança Ltda. (“Citifinancial”) for the amount of R$ 2,767 million in cash, including “Credicard” brand.

Banco Citicard and Citifinancial (Credicard Financiamentos, with 96 points of sale) are those entities responsible for the supply and distribution of financial products and services under the “Credicard” brand, principally personal loans and credit cards. The operation has a credit portfolio (gross amount) worth R$ 7.3 billion (as of the baseline date of December 31, 2012) and with a credit card base of 4.8 million.

Credicard’s (*) customers will continue to enjoy the same efficiency and quality of service, the current existing contractual basis remaining unchanged as a result of this operation.

The conclusion of this operation and the effective payment shall be contingent on the approval of the appropriate regulators.

With this operation, Itaú Unibanco reiterates its confidence in the future of the country and underscores its commitment to the Brazilian financial market, the satisfaction of its customers and the creation of stockholder value.

São Paulo (SP), May 14, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

(*) Please note that the business does not include the American Airlines, Corporate, Credicard Platinum (except Credicard Exclusive) and the cards under the Citi and Diners brands.